UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

FOXO TECHNOLOGIES INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants to Purchase Class A Common Stock

(Title of Class of Securities)

351471107

(CUSIP Number of Class A Common Stock Underlying Warrants)

Tyler Danielson

Interim Chief Executive Officer

729 N. Washington Ave., Suite 600

Minneapolis, MN 55401

(612) 562-9447

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Nimish Patel, Esq.

Blake Baron, Esq.

Mitchell Silberberg & Knupp LLP

2049 Century Park East, 18th Floor

Los Angeles, California 900064

(310) 312-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) amends the Tender Offer Statement on Schedule TO originally filed by FOXO Technologies Inc. (the “Company,” “us” or “we”), a Delaware corporation, on April 27, 2023 (the “Original Schedule TO” and as amended, the “Schedule TO”) and amends and restates the Offer to Exchange Warrants to Acquire Shares Of Class A Common Stock and Consent Solicitation of FOXO Technologies Inc. (the “Original Offer Letter” and as amended, the “Offer Letter”), a copy of which was filed as Exhibit (a)(1)(B) to the Original Schedule TO, and the related Letter of Transmittal and Consent (the “Original Letter of Transmittal and Consent” and as amended, the “Letter of Transmittal and Consent”), a copy of which was filed as Exhibit (a)(1)(C) to the Original Schedule TO. The Offer Letter and the related Letter of Transmittal and Consent, together with any amendments or supplements thereto, collectively constitute the “Offer”.

Pursuant to this Amendment No. 1, the Original Offer Letter is amended to provide the summary financial information required by Item 1010(c) of Regulation M-A with respect to the Company. In addition, the Offer Letter, as amended, clarifies that any consents delivered prior to the date of this Amendment No.1 by holders of the Company’s Assumed Warrants (as defined in the Original Schedule TO) in the Offer will be deemed to have been modified to reflect the modifications described below to the General Release Agreement attached as Exhibit A-5 to the Letter of Transmittal and Consent (the “General Release Agreement”). A copy of the Offer Letter, as amended and restated, is filed herewith as Exhibit (a)(1)(B).

Pursuant to this Amendment No. 1, the Original Letter of Transmittal and Consent is amended to modify the General Release Agreement to (i) exclude from the released claims the Company’s indemnification obligations under indemnification agreements with the Company’s current and former directors or officers, and the Company’s obligations pursuant to employment agreements with the Company’s current or former employees, and (ii) clarify that notwithstanding anything else in the General Release Agreement to the contrary, by executing the General Release Agreement (by electing to participate in the Offer) holders of Assumed Warrants shall not be deemed to have waived compliance with any provision of Securities Exchange Act of 1934 or of any rule or regulation thereunder, or of any rule of a self-regulatory organization. A copy of the Letter of Transmittal and Consent, as amended and restated, is filed herewith as Exhibit (a)(1)(C).

This Amendment No. 1 also amends the Original Schedule TO as set forth herein, below.

Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Original Schedule TO and the exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment No. 1 by reference. Capitalized terms used herein and not defined herein have the meanings given to them in the Offer Letter.

Item 3. Identity and Background of Filing Person.

Item 3 of the Original Schedule TO is hereby amended by replacing footnote 1 to the table in clause (c) thereof in its entirety to read as follows:

“Taylor Fay resigned as Chief Operating Officer of the Company, effective as of April 28, 2023, to pursue other opportunities.”

Item 10. Financial Statements.

Item 10 of the Original Schedule TO is hereby amended and supplemented by adding the following clause (c) at the end thereof:

“(c) Summary Information. Summary financial information pursuant to Item 1010(c) of Regulation M-A is set forth in the Offer Letter under “The Offer, Section 12, Financial Information Regarding the Company—Summary Financial Information” and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Original Schedule TO is hereby amended and restated as follows:

(a) Exhibits Number	Description
(a)(1)(A)	Memorandum, dated March 9, 2023 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on March 10, 2023).

(a)(1)(B)	Amended and Restated Offer to Exchange and Consent Solicitation.

(a)(1)(C)	Amended and Restated Letter of Transmittal and Consent.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

(d)(i)	Agreement and Plan of Merger, dated as of February 24, 2022, by and among Delwinds Insurance Acquisition Corp., FOXO Technologies Inc., DWIN Merger Sub Inc., and DIAC Sponsor LLC, in its capacity as Purchaser Representative thereunder (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on March 2, 2022).+

(d)(ii)	Amendment to Agreement and Plan of Merger, dated as of April 26, 2022, by and among Delwinds Insurance Acquisition Corp., FOXO Technologies Inc. and DIAC Sponsor LLC, in its capacity as Purchaser Representative (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on April 27, 2022).

(d)(iii)	Amendment No. 2 to Agreement and Plan of Merger, dated as of July 6, 2022, by and among Delwinds Insurance Acquisition Corp., FOXO Technologies Inc. and DIAC Sponsor LLC, in its capacity as Purchaser Representative (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on July 6, 2022).

(d)(iv)	Amendment No. 3 to Agreement and Plan of Merger, dated as of August 12, 2022, by and among Delwinds Insurance Acquisition Corp., FOXO Technologies Inc. and DIAC Sponsor LLC, in its capacity as Purchaser Representative (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on August 12, 2022).

(d)(v)	Merger Agreement, dated January 10, 2023, by and between (i) FOXO Technologies Inc., (ii) FOXO Life Insurance Company (fka Memorial Insurance Company of America), (iii) FOXO Life, LLC and (iv) Security National Life Insurance Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on January 12, 2023).

(d)(vi)	Certificate of Incorporation of FOXO Technologies Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed on September 21, 2022).

(d)(vii)	Bylaws of FOXO Technologies Inc. (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed on September 21, 2022).

(d)(viii)	Warrant Agreement, dated December 10, 2020, between Delwinds and Continental Stock Transfer & Trust Company, as Warrant Agent (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed on December 16, 2020).

(d)(ix)	Form of Assumed Warrant (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed on September 21, 2022).

(d)(x)	Form of 15% Senior Promissory Note (incorporated by reference to Exhibit 4.3 to the Current Report on Form 8-K filed on September 21, 2022).

(d)(xi)	Investment Management Trust Agreement, dated December 10, 2020, by and between the Delwinds and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on December 16, 2020).

(d)(xii)	Registration Rights Agreement, dated December 10, 2020, by and among Delwinds and certain security holders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on December 16, 2020).

(d)(xiii)	Securities Subscription Agreement, dated May 28, 2020, by and between Delwinds and DIAC Sponsor LLC (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed on September 11, 2020).

(d)(xiv)	Form of Backstop Subscription Agreements, dated February 24, 2022, by and between Delwinds and the Subscription investors thereto (incorporated by reference to Exhibit 10.6 to the Current Report on Form 8-K filed on March 2, 2022).

(d)(xv)	FOXO Technologies Inc. 2022 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed on September 21, 2022).

(d)(xvi)	2022 Management Contingent Share Plan (including Notice of Grant) (incorporated by reference to Exhibit 10.9 to the Registration Statement on Form S-4/A filed on August 26, 2022).

(d)(xvii)	FOXO Technologies Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.7 to the Current Report on Form 8-K filed on September 21, 2022).

(d)(xviii)	Form of FOXO Technologies Inc. 2020 Equity Incentive Plan Award Agreements (incorporated by reference to Exhibit 10.8 to the Current Report on Form 8-K filed on September 21, 2022).

(d)(xix)	Common Stock Purchase Agreement, dated as of February 24, 2022, by and between Delwinds and Cantor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed on March 2, 2022).

(d)(xx)	Registration Rights Agreement, dated as of February 24, 2022, by and between Delwinds and Cantor (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed on March 2, 2022).

(d)(xxi)	Form of Lock-Up Agreement, dated as of February 24, 2022, by and among Delwinds, the Purchaser Representative and the stockholders of FOXO party thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on March 2, 2022).

(d)(xxii)	Form of Voting Agreement, dated as of February 24, 2022, by and among Delwinds, FOXO and the stockholders of FOXO party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on March 2, 2022).

(d)(xxiii)	Form of Non-Competition Agreement, effective as of February 24, 2022, by and among Delwinds, FOXO and the stockholders of FOXO party thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed on March 2, 2022).

(d)(xxiv)	Forward Share Purchase Agreement, dated September 13, 2022, by and between (i) Delwinds, (ii) Meteora Special Opportunity Fund I, LP, a Delaware limited partnership (“MSOF”), (iii) Meteora Select Trading Opportunities Master, LP, a Cayman Islands limited partnership (“MSTO”) and (iv) Meteora Capital Partners, LP, a Delaware limited partnership (incorporated by reference to Exhibit 10.14 to the Current Report on Form 8-K filed on September 21, 2022).

(d)(xxv)	Form of Revised Backstop Subscription Agreement, dated September 13, 2022 (incorporated by reference to Exhibit 10.15 to the Current Report on Form 8-K filed on September 21, 2022).+

(d)(xxvi)	Insider Letter Amendment (incorporated by reference to Exhibit 10.16 to the Current Report on Form 8-K filed on September 21, 2022).

(d)(xxvii)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.17 to the Current Report on Form 8-K filed on September 21, 2022).

(d)(xxviii)	Form of Senior Promissory Note Purchase Agreement (incorporated by reference to Exhibit 10.18 to the Current Report on Form 8-K filed on September 21, 2022).+

(d)(xxix)	Placement Agency Agreement (incorporated by reference to Exhibit 10.19 to the Current Report on Form 8-K filed on September 21, 2022).

(d)(xxx)	Form of Lock-Up Release Agreement (incorporated by reference to Exhibit 10.20 to the Current Report on Form 8-K filed on September 21, 2022).

(d)(xxxi)	Form of Securities Purchase Agreement, dated as of January 25 2021, by and among FOXO Technologies Inc. (now known as FOXO Technologies Operating Company) and purchaser signatories thereto (incorporated by reference to Exhibit 10.10 to the Quarterly Report on Form 10-Q filed on November 21, 2022).+

(d)(xxxii)	Tyler Danielson’s Offer Letter (incorporated by reference to Exhibit 10.12 to the Quarterly Report on Form 10-Q filed on November 21, 2022).

(d)(xxxiii)	Employment Agreement of Robby Potashnick (incorporated by reference to Exhibit 10.13 to the Quarterly Report on Form 10-Q filed on November 21, 2022).

(d)(xxxiv)	Amended and Restated Employment Agreement of Brian Chen (incorporated by reference to Exhibit 10.25 to the Registration Statement on Form S-1 filed on December 23, 2022).

(d)(xxxv)	Michael Will’s Offer Letter (incorporated by reference to Exhibit 10.15 to the Quarterly Report on Form 10-Q filed on November 21, 2022).

(d)(xxxvi)	Merger Agreement dated as of January 20, 2023, by and among Security National Life Insurance Company, FOXO Life, LLC, FOXO Life Insurance Company (fka Memorial Insurance Company of America), and FOXO Technologies, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on January 12, 2023)

(g)	Not applicable.

(h)	Not applicable.

+	The schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

(b) Filing Fee Exhibit

Filing Fee Table (previously filed).

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 5, 2023

FOXO TECHNOLOGIES INC.

By:	/s/ Tyler Danielson
Name:	Tyler Danielson
Title:	Interim Chief Executive Officer